Exhibit 1

For Immediate Release

BioLineRx Out-Licenses Novel Skin Lesion Treatment
to Omega Pharma

- Omega Pharma to develop and commercialize novel skin treatment for
OTC use in Europe and additional selected countries -

- First product expected to reach the market in 2016 -

Jerusalem, December 23, 2014 – BioLineRx Ltd. (NASDAQ: BLRX; TASE: BLRX), a clinical-stage biopharmaceutical company dedicated to identifying, in-licensing and developing promising therapeutic candidates, announced today that it has entered into an exclusive out-licensing agreement with Omega Pharma, one of the largest OTC healthcare companies in Europe, for the rights to BioLineRx’s BL-5010, a novel product for the non-surgical removal of benign skin lesions, for OTC indications in the territory of Europe, Australia and additional selected countries. BioLineRx will retain the rights to BL-5010 in the United States and the rest of the world. This licensing agreement significantly accelerates the pathway to commercialization for this asset, with the first OTC products expected to enter the market in 2016.

Under the terms of the agreement, Omega Pharma will be responsible for all development activities required to obtain regulatory approval in the licensed territory for at least two OTC indications. In addition, Omega Pharma will sponsor and manufacture the product in the relevant regions, and will have exclusive responsibility for commercialization.

The specific financial terms of the licensing agreement were not disclosed. Omega Pharma will pay BioLineRx an undisclosed amount for each unit sold and BioLineRx will be entitled to certain commercial milestone payments. In addition, BioLineRx will have full access to all clinical and R&D data generated during the performance of the development plan and may use these data in order to develop and/or license the product in other territories and fields of use where it retains the rights.

“We are very pleased to partner with Omega Pharma, a top consumer healthcare company and a leading provider of over-the-counter medicines and healthcare products,” stated Kinneret Savitsky, Ph.D., Chief Executive Officer of BioLineRx. “BL-5010 for the non-surgical removal of benign skin lesions offers a promising alternative to painful and invasive removal treatments. We are looking forward to collaborating with Omega in bringing the first product, based on our effective non-invasive solution, to market as early as 2016.”

Mr. Marc Coucke, Chief Executive Officer of Omega Pharma, added, “We are happy to collaborate with BioLineRx in adding this promising skin lesion treatment to our leading skin care brands. We were very impressed with the data from the product’s clinical trials to date, and believe it can quickly gain a prominent position as an over-the-counter treatment for a variety of benign skin lesions.”

Dr. Savitsky concluded, “While our strategic focus remains on advancing our lead clinical programs in oncology and inflammation, we believe this partnership, as well as our recent multi-year collaboration with Novartis, add significant value to BioLine and are a testament to our proven ability to identify and develop promising product candidates. In addition to providing capital that allows BioLine to accelerate development of our lead assets, high-profile partnerships such as these validate our business model globally and we believe this makes us well positioned to continue to attract prospective partners for future candidates.”

About BL-5010
BL-5010 is a novel product for the non-surgical removal of benign skin lesions. It offers an alternative to painful, invasive and expensive removal treatments including cryotherapy, laser treatment and surgery. Because the treatment is non-invasive, it poses minimal infection risk and eliminates the need for anesthesia or bandaging. The product has completed a phase 1/2 pilot clinical study for the removal of seborrheic keratosis, which showed excellent efficacy and cosmetic results, and has received confirmation in Europe for the regulatory pathway classification as a medical device Class 2a.

About Omega Pharma
Omega Pharma is an OTC healthcare company headquartered in Belgium with operations in 35 countries across Europe and selected emerging markets. Its products are sold across an extensive network of pharmacies and related retail outlets. With over 2,500 employees, Omega generated sales of more than €1.2 billion in 2013, with more than half of these sales made by its top 20 brands. Perrigo Company plc and Omega recently announced the signing of a definitive agreement for the acquisition of Omega by Perrigo for €3.6 billion.

About BioLineRx
BioLineRx is a publicly-traded, clinical-stage biopharmaceutical company dedicated to identifying, in-licensing and developing promising therapeutic candidates. The Company in-licenses novel compounds primarily from academic institutions and biotech companies based in Israel, develops them through pre-clinical and/or clinical stages, and then partners with pharmaceutical companies for advanced clinical development and/or commercialization.

BioLineRx’s current portfolio consists of a variety of clinical and pre-clinical projects, including: BL-1040 for prevention of pathological cardiac remodeling following a myocardial infarction, which has been out-licensed to Bellerophon BCM (f/k/a Ikaria) and is in the midst of a pivotal CE-Mark registration trial scheduled for completion in mid-2015; BL-8040, a cancer therapy platform, which is in the midst of a Phase 2 study for acute myeloid leukemia (AML) as well as a Phase 1 study for stem cell mobilization; and BL-7010 for celiac disease, which has successfully completed a Phase 1/2 study.

For more information on BioLineRx, please visit www.biolinerx.com or download the investor relations mobile device app, which allows users access to the Company’s SEC documents, press releases, and events. BioLineRx’s IR app is available on the iTunes App Store as well as the Google Play Store.

Various statements in this release concerning BioLineRx’s future expectations, including specifically those related to the development and commercialization of BL-5010, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may,” “expects,” “anticipates,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are more fully discussed in the “Risk Factors” section of BioLineRx’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission on March 12, 2013. In addition, any forward-looking statements represent BioLineRx’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. BioLineRx does not assume any obligation to update any forward-looking statements unless required by law.

Contact:
Tiberend Strategic Advisors, Inc.
Joshua Drumm, Ph.D.
jdrumm@tiberend.com
(212) 375-2664
Andrew Mielach
amielach@tiberend.com
(212) 375-2694

Or

Tsipi Haitovsky
Public Relations
+972-3-6240871
tsipih@netvision.net.il